Exhibit 99.58

encore Energy and Azarga Uranium Provide Update on Proposed Transaction and Shareholder Vote

CORPUS CHRISTI, Texas, Oct. 21, 2021 /CNW/ -enCore Energy Corp. (“enCore”) (TSXV: EU) (OTCQB: ENCUF) and Azarga Uranium Corp. (“Azarga”) (TSX: AZZ) (OTCQB: AZZUF) (FRA: PBAA) are pleased to provide a corporate update including information concerning the definitive agreement (the “Agreement”) whereby encore will acquire all of the issued and outstanding common shares of Azarga pursuant to a court-approved plan of arrangement (the“Transaction”). An Azarga information circular will be mailed on or before October 26, 2021 to Azarga shareholders of record as of October 12, 2021. The shareholder vote will be held on November 16, 2021 at 10:00 AM (Vancouver time) at the offices of Azarga at Unit 1 - 15782 Marine Drive, White Rock, BC, V4B 1E6.

Terms of the Agreement

Under the terms of the Agreement, Azarga shareholders will receive 0.375 common shares of encore for each Azarga common share held (the “Exchange Ratio”) subject to adjustment as described in the information circular. The Exchange Ratio implied consideration of $0.71 per Azarga common share based on the closing price of the encore common shares on the TSX Venture Exchange on September 3, 2021. Additional details may be found in the Azarga information circular.

Transaction Highlights

●	Creation of a top-tier American uranium in-situ recovery (“ISR”) mining company with multiple assets at various stages of development;
●	Two licensed ISR production facilities and multiple potential satellite exploration and development projects in South Texas;
●	Advanced stage Dewey Burdock development project in South Dakota with key federal permits issued;
●	Recently published preliminary economic assessment for the Gas Hills project in Wyoming;
●	Large uranium resource endowment in New Mexico including the Marquez-Juan Tafoya project, for which a recent preliminary economic assessment was published and the Crownpoint and Hosta Butte project;
●	Well positioned to benefit from America’s nuclear renaissance, which boasts bi-partisan political support; and
●	Management team and board with unrivaled experience in the permitting, development, and mining of ISR uranium deposits in the USA.

Transaction Details

The proposed Transaction will be effected by way of a plan of arrangement completed under the Business Corporations Act (British Columbia). The Transaction will require approval by at least 66 2/3% of the votes cast by Azarga shareholders and, if required by Multilateral Instrument 61-101, a simple majority of the votes cast by Azarga shareholders excluding certain interested or related parties, in each case by shareholders present in person or represented by proxy at a special meeting of the shareholders of Azarga to be called in connection with the Transaction.

Closing of the Transaction is subject to the receipt of applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including, without limitation, court and stock exchange approval.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

encore also wished to recognize and thank Andrew Weekly of the SmithWeekly Group and Edward Sendrea of Gravedigger Capital Ltd. for providing the company with industry evaluation and consultation with regards to the company’s merger & acquisitions goals.

About enCore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (“ISR”) uranium producer. The company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy’s opportunities are created from the company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

About Azarga Uranium Corp.

Azarga Uranium is an integrated uranium exploration and development company that controls ten uranium projects and prospects in the United States of America (“USA”) (South Dakota, Wyoming, Utah and Colorado), with a primary focus of developing in-situ recovery uranium projects. The Dewey Burdock in-situ recovery uranium project in South Dakota, USA (the “Dewey Burdock Project”), which is the company’s initial development priority, has received its Nuclear Regulatory Commission License and Class Ill and Class V Underground Injection Control permits from the Environmental Protection Agency and the company is in the process of completing other major regulatory permit approvals necessary for the construction of the Dewey Burdock Project.

Cautionary Statements

Certain information contained herein constitutes forward-looking information or statements under applicable securities legislation and rules. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend”, “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements in this press release include, but are not limited to, statements related to the anticipated completion of the Transaction, the terms of the Transaction, the benefits of the Transaction, the combined company, the directors and officers of the combined company, the merits of the properties of encore and Azarga, the potential share consolidation and listing of the shares of the combined company on a U.S. stock exchange and all statements related to the business plans, expectations and objectives of encore and Azarga.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of encore and/or Azarga to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: any inability of the parties to satisfy the conditions to the completion of the Transaction on acceptable terms or at all; receipt of necessary stock exchange, court and shareholder approvals; the ability of encore and Azarga to achieve their stated goals and objectives; the costs associated with the companies’ objectives; risks and uncertainties related to the COVID-19 pandemic and measures taken to attempt to reduce the spread of COVID-19; and the risks and uncertainties identified in enCore’s Management’s Discussion and Analysis for the six months ended June 30, 2021 and Azarga’s Annual Information Form for the year ended December 31, 2020, each filed on SEDAR at www sedar com. Although management of each of encore and Azarga has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be ne assurance that such statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Neither party will update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws. The parties caution readers net to place undue reliance on these forward-looking statements and it does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or nen-occurrence of any events.

This press release is not and is net to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the encore common shares in connection with the transactions described herein will net be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the encore common shares may net be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall net constitute an offer to sell or the solicitation of an offer to buy the encore common shares, ner shall there be any offer or sale of the encore common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Azarga Uranium Logo (C Group/encore Energy Corp.)

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For further information: encore Energy Corp.: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com, www.encoreenergycorp.com; Azarga Uranium Corp.: Blake Steele, President & CEO, 605-662-8308, info@azargauranium.com,www.azargauranium.com

CO: encore Energy Corp.

c 07:00e 21-OCT-21

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